PORTLAND GENERAL ELECTRIC COMPANY

RETIREMENT PLAN FOR OUTSIDE DIRECTORS

Effective as of March 12, 2003

Table of Contents

Table of Contents

INDEX OF TERMS

PORTLAND GENERAL ELECTRIC COMPANY

RETIREMENT PLAN FOR OUTSIDE DIRECTORS

ARTICLE I

PURPOSE

1.1 Purpose

The Portland General Electric Company Retirement Plan for Outside Directors is designed to enhance the Participating Companies' ability to attract and retain competent and experienced Directors by providing retirement benefits for certain Directors who retire after the Effective Date.

1.2 Effective Date

Prior to March 12, 2003, the Portland General Electric Company (the "Company") was a participating employer in the Portland General Holdings, Inc. Retirement Plan for Outside Directors ("PGH Plan"). The Company's liabilities under the PGH Plan consisted solely of liabilities attributable to benefits accrued during the time that participants in the PGH Plan were serving as directors of the Company prior to March 29, 1986 ("PGE Liabilities"). The Plan is hereby established by the Company effective March 12, 2003, as a successor plan with respect to all of the PGE Liabilities; on March 12, 2003, all of the PGE Liabilities as of the close of business on March 11, 2003, were transferred to the Plan, so that the Company had no remaining liability for the payment of any benefits under the PGH Plan, and all of the PGE Liabilities became the obligation of the Company under the Plan. Further, neither the Plan nor the Company assumes or has any liability for the payment of any benefits owed by any other participating employers in the PGH Plan, whether by reason of the Plan's establishment, its sponsorship by the Company, the transfer of the PGE Liabilities to the Plan, or otherwise.

1.3 Plan Sponsor

The Plan is maintained for the benefit of previous Outside Directors of Portland General Corporation, an Oregon corporation, and Outside Directors of any corporations or other entities affiliated with or subsidiary to it, if such corporations or entities are selected by the Board. **Portland General Electric Company assumes no liability for the payment of any Plan benefit owed by any other Participating Employer, as defined herein, by reason of accepting Plan sponsorship.**

ARTICLE II

DEFINITIONS

2.1   Actuarially Equivalent

"Actuarially Equivalent" shall mean the equivalence in value between two (2) or more forms and/or times of payment based upon a determination by an actuary chosen by the Administrative Committee using a discount rate equal to the 30-year Treasury Bill rate on the January 1st of the year in which the determination occurs plus one percent (1%) and the unisex mortality table chosen by the actuary, which choice shall be binding on all parties.

2.2   Administrative Committee

"Administrative Committee" shall mean the persons designated by the Board to administer the Plan.

2.3   Benefit Service

"Benefit Service" shall mean the continuous amount of time, in completed months, as an Outside Director. Benefit Service shall commence on the Outside Director's first election to the Board as an Outside Director and shall end at the last Board or committee meeting the Outside Director attends. Concurrent service on more than one Participating Company's Board shall be counted only once as actual months of service.

2.4   Board

"Board" shall mean the Board of Directors of Portland General Electric Company.

2.5   Change in Control

A "Change in Control" shall mean:

2.5-1   Any "person," as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (other than Portland General Electric Company ("PGE"), any trustee or other fiduciary holding securities under an employee benefit plan of PGE, or any Employer owned, directly or indirectly, by the stockholders of PGE in substantially the same proportions as their ownership of stock of PGE), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities representing thirty percent (30%) or more of the combined voting power of PGE's then outstanding voting securities; or

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2.5-2   During any period of two (2) consecutive years (not including any period prior to the execution of this Agreement), individuals who at the beginning of such period constitute the Board, and any new director whose election by the Board or nomination for election by PGE's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors as of the beginning of the period of whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof.

2.6   Company

"Company" shall mean Portland General Electric Company, an Oregon corporation.

2.7   Compensation

"Compensation" shall mean the greater of actual annual retainer and fees for attendance at PGC Board and various committee meetings that the Outside Director earned in the last 12 months of Benefit Service, or one-third (1/3) of the total annual retainer and fees earned in the last thirty-six (36) months of Benefit Service.

2.8   Compensation Committee

"Compensation Committee" shall mean the Compensation Committee of the Board.

2.9   Dependent

"Dependent" shall mean an unmarried child of the Outside Director until the age of nineteen (19) (age twenty-six (26) if a full-time student). An unmarried child shall also qualify as a Dependent by reason of mental retardation or physical handicap for as long as the condition exists, if such child qualifies as a dependent under regulations set forth by the Internal Revenue Service by reason of such mental retardation or physical handicap.

2.10   Direct Subsidiary

"Direct Subsidiary" means any corporation of which a Participating Company owns at least eighty percent (80%) of the total combined voting power of all classes of its stock entitled to vote.

2.11   Effective Date

"Effective Date" shall mean March 12, 2003.

2.12   Indirect Subsidiary

"Indirect Subsidiary" means any corporation of which a Participating Company directly and constructively owns at least eighty percent (80%) of the total combined voting power of all classes

of its stock entitled to vote. In determining the amount of stock of a corporation that is constructively owned by a Participating Company, stock owned, directly or constructively, by a corporation shall be considered as being owned proportionately by its shareholders according to such shareholders' share of voting power of all classes of its stock entitled to vote.

2.13 Marriage

"Marriage" shall mean the Marriage or Remarriage of a Participant prior to their separation from service on the Board.

2.14 Outside Director

"Outside Director" shall mean a member of the PGC Board who is not an employee of Portland General Electric Company or any Direct Subsidiary or Indirect Subsidiary or affiliate of Portland General Electric Company.

2.15 PGC Board

"PGC Board" shall mean the Board of Directors of Portland General Corporation, or the Board of Directors of the successor corporation established pursuant to the Amended and Restated Agreement and Plan of Merger by and among Enron Corp., Portland General Corporation and Enron Oregon Corp., dated as of July 20, 1996, or any Advisory Committee to the Portland General Electric Company or the board or officers of a corporation qualifying as a Participating Company of the Plan, including subsidiaries and joint venture partners, the status of which shall be determined at the discretion of the Administrative Committee.

2.16 Participant

"Participant" shall mean any eligible Outside Director elected to the PGC Board prior to the Suspension Date.

2.17 Participating Company

"Participating Company" shall mean the Company or any affiliated or subsidiary company designated by the Board as a Participating Company under the Plan, as long as such designation has become effective and continues to be in effect. The designation as a Participating Company shall become effective only upon acceptance of such designation and the formal adoption of the Plan by a Participating Company. A Participating Company may revoke its acceptance of designation as a Participating Company at any time, but until it makes such revocation, all of the provisions of this Plan and any amendments thereto shall apply to the Outside Directors of the Participating Company and their Beneficiaries.

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2.18   Plan

"Plan" shall mean the Portland General Electric Company Retirement Plan for Outside Directors.

2.19   Retirement Date

"Retirement Date" shall mean the first day of the month coincident with or next following the date of separation from service as an Outside Director, other than by death, after the earlier of age seventy (70) or ten (10) years of Benefit Service.

2.20   Spouse

"Spouse" shall mean the person to whom the Outside Director was legally married at the Outside Director's date of death.

2.21   Suspension Date

"Suspension Date" shall mean January 1, 1996.

2.22   Termination

"Termination" shall mean removal from the PGC Board by shareholders during a current term of office.

ARTICLE III

RETIREMENT BENEFITS

3.1   Eligibility

Each Participant who reaches a Retirement Date on or after the Effective Date shall be eligible for retirement benefits under this Plan. Benefits shall be payable to such Participant under this Plan when the Participant no longer serves on the PGC Board.

3.2   Benefit Upon Retirement

3.2-1   The annual benefit payable under this Plan shall equal five percent (5%) of Compensation for each of the first ten (10) years of Benefit Service plus two and one-half percent (2.5%) of Compensation for each of the next ten (10) years of Benefit Service up to a maximum benefit of seventy-five percent (75%) of Compensation for years of Benefit Service completed prior to the Suspension Date. No further accruals shall be made following the Suspension Date.

3.2-2   All Participants shall be vested in their accrued benefit as of the Suspension Date.

3.3   Form of Benefit Payment

The benefits shall be paid in the form elected by the Participant at the time the Outside Director becomes a Participant in the Plan. Except in the case of Marriage of a Participant (in which case a Participant may reelect), this election shall be made one time and shall be irrevocable. The election shall be in the form prescribed by the Company and filed with the Administrative Committee. The following options shall be available:

3.3-1   If the Participant is unmarried as of the Retirement Date, the benefit shall be paid:

(a)   As a straight life annuity; or

(b)   Over a length of time equal to the lesser of the Outside Director's Benefit Service or the Outside Director's lifetime.

3.3-2   If the Participant is married as of the Retirement Date, the benefit may be paid:

(a)   As a straight life annuity; or

(b)   As a fifty percent (50%) joint and survivor annuity; or

(c)   As a one hundred percent (100%) joint and survivor annuity; or

(d)   Over a period of time equal to the Outside Director's Benefit Service so long as the Outside Director or Spouse is living; or

(e)   Over a length of time equal to the lesser of the Outside Director's Benefit Service or the Outside Director's lifetime, or upon death, survivor benefit payable for the lesser of Spouse's life, twelve (12) months, or Outside Director's Benefit Service.

Benefits paid in a form other than pursuant to Sections 3.3-1(b) or 3.3-2(e) shall be calculated on an Actuarially Equivalent basis. In the event an election is not on file at the time benefit payments commence, benefits shall be paid as a straight life annuity if the Participant is unmarried or a fifty percent (50%) joint and survivor annuity if the Participant is married. One-twelfth (1/12) of the annual benefit shall be payable monthly on the first day of each month.

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3.3-3   If the benefit to be paid is less than ten thousand dollars ($10,000) as of the Suspension Date, a lump-sum payment shall be paid notwithstanding the form elected.

3.4   Commencement of Payment

Benefit payments shall commence within thirty (30) days following separation from service on the Board.

3.5   Nonduplication of Benefits

The PGE Liabilities shall be payable under this Plan, but no benefits shall be earned under this Plan which duplicate benefits earned under the PGH Plan.

ARTICLE IV

BENEFITS AFTER CHANGE IN CONTROL

4.1   Benefit Upon a Change in Control

Upon the Termination of a Participant within three (3) years following a Change in Control, the following shall apply to the benefits for each Participant who is an Outside Director at the time such Change in Control occurs:

4.1-1   A benefit shall be payable regardless of the Outside Director's Benefit Service, Retirement Date, or age.

4.1-2   The annual benefit payable shall equal five percent (5%) of Compensation for each of the first ten (10) years of Benefit Service plus two and one-half percent (2.5%) of Compensation for each of the remaining years of Benefit Service, up to ten (10) years of Benefit Service, for years of Benefit Service completed prior to the Suspension Date, except that the Participant's total benefit shall not exceed seventy-five percent (75%) of Compensation.

4.2   Form of Payment

A benefit, Actuarially Equivalent to the benefit payable over the lesser of twenty (20) years or years of service on the Board as computed under 4.1-2, shall be paid in a lump sum.

4.3 Commencement of Payment

Benefit payment shall be made within sixty (60) days following Termination of the Outside Director.

ARTICLE V

SURVIVOR BENEFITS

5.1 Survivor Benefit

If an Outside Director, who is eligible for a retirement benefit, dies while serving on the PGC Board, a survivor's benefit equal to the Participant's monthly Retirement benefit shall be paid to the Spouse of the Outside Director. Such benefit shall be the Actuarially Equivalent amount payable under this Plan, as of the Suspension Date, as if the Outside Director had retired on the first day of the month in which he or she died and had been receiving the benefit as elected under Sections 3.3-2(b), (c), (d) or (e).

5.2 Cessation of Benefit Upon Remarriage

In the event a Spouse receiving benefits under this Plan remarries, such Spouse will stop receiving, as of the date of remarriage, any further monthly benefits from this Plan . However, in lieu of any further monthly benefits from this Plan, a Spouse will receive the lesser of the remaining monthly benefits or six (6) months of benefits in a lump sum within forty-five (45) days from the date of such remarriage. In the event the Administrative Committee is not notified of such remarriage within six (6) months, no benefit shall be payable under this Section.

ARTICLE VI

ADMINISTRATION

6.1 Administrative Committee; Duties

This Plan shall be administered by the Administrative Committee, as designated by the Board. Members of the Compensation Committee may be Participants under this Plan. The Administrative Committee shall have the authority to make, amend, interpret and enforce all appropriate rules and regulations for the administration of this Plan and decide or resolve any and all questions including interpretations of this Plan as may arise in connection with the Plan. The Administrative Committee shall report to the Compensation Committee on an annual basis regarding Plan activity and at such other times as may be requested by the Compensation Committee.

6.2 Agents

In the administration of the Plan, the Administrative Committee may, from time to time, employ agents and delegate to such agents, including employees of any Participating Company, such administrative duties as it sees fit, and may, from time to time, consult with counsel, who may be counsel to any Participating Company.

6.3 Binding Effect of Decisions

The decision or action of the Administrative Committee with respect to any question arising out of or in connection with the administration, interpretation and application of the Plan and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Plan.

6.4 Indemnity of Administrative Committee; Compensation Committee

Each Participating Company shall indemnify and hold harmless the Administrative Committee and the Compensation Committee and their individual members against any and all claims, loss, damage, expense or liability arising from any action or failure to act with respect to this Plan, except in the case of gross negligence or willful misconduct.

6.5 Availability of Plan Documents

Each Participant shall receive a copy of this Plan, and the Administrative Committee shall make available for inspection by any Participant a copy of the rules and regulations used in administering the Plan.

6.6 Cost of Plan Administration

The Company shall bear all expenses of administration. However, a ratable portion of the expense shall be charged back to each Participating Company.

ARTICLE VII

CLAIMS PROCEDURE

7.1 Claim

Any person claiming a benefit, requesting an interpretation or ruling under the Plan or requesting information under the Plan shall present the request in writing to the Administrative Committee or his delegatee who shall respond in writing as soon as practicable.

7.2   Denial of Claim

If the claim or request is denied, the written notice of denial shall state:

7.2-1   The reasons for denial, with specific reference to the Plan provisions on which the denial is based.

7.2-2   A description of any additional material or information required and an explanation of why it is necessary.

7.2-3   An explanation of the Plan's claim review procedure.

7.3   Review of Claim

Any person whose claim or request is denied or who has not received a response within thirty (30) days may request review by notice given in writing to the Administrative Committee. The claim or request shall be reviewed by the Administrative Committee, who may, but shall not be required to, grant the claimant a hearing. On review, the claimant may have representation, examine pertinent documents and submit issues and comments in writing.

7.4   Final Decision

The decision of the Administrative Committee on review shall normally be made within sixty (60) days. If an extension of time is required for a hearing or other special circumstances, the claimant shall be notified and the time limit shall be one hundred twenty (120) days. The decision shall be in writing and shall state the reasons and relevant Plan provisions. All decisions on review shall be final and bind all parties concerned.

ARTICLE VIII

AMENDMENT AND TERMINATION OF PLAN

8.1   Amendment

The Administrative Committee may amend the Plan from time to time as may be necessary for administrative purposes and legal compliance, provided, however, that no such amendment shall affect the benefit rights of Participants or Beneficiaries in the Plan. The Compensation Committee may amend the Plan at any time, provided, however, that no amendment shall be effective to decrease or restrict the rights of Participants and Beneficiaries to the benefit accrued at the time of the amendment.

8.2   Termination

The board of directors of each Participating Employer may at any time, in its sole discretion, terminate or suspend the Plan in whole or in part for that Participating Employer. However, no such termination or suspension shall adversely affect the benefits of Participants which have accrued prior to such action, the benefits of any Participant who has previously retired, the benefits of any Beneficiary of a Participant who has previously died, or already accrued Plan liabilities between Participating Employers.

ARTICLE IX

MISCELLANEOUS

9.1   Unfunded Plan

This Plan is intended to be an unfunded plan maintained primarily to provide deferred compensation benefits for a select group of Outside Directors.

9.2   Liability

9.2-1   Liability for Benefits.   Except as otherwise provided in this paragraph, liability for the payment of a Participant's benefit pursuant to this Plan shall be borne solely by the Participating Company for which the Participant serves during the accrual or increase of the Plan benefit, and no liability for the payment of any Plan benefit shall be incurred by reason of Plan sponsorship or participation except for the Plan benefits of a Participating Company's own Outside Directors. Provided, however, that each Participating Company, by accepting the Board's designation as a Participating Company under the Plan and formally adopting the Plan, agrees to assume secondary liability for the payment of any benefit accrued or increased while a Participant serves on the board of directors of a Participating Company that is a Direct Subsidiary or Indirect Subsidiary of the Participating Company at the time such benefit is accrued or increased. Such liability shall survive any revocation of designation as a Participating Employer with respect to any liabilities accrued at the time of such revocation. Nothing in this paragraph shall be interpreted as prohibiting any Participating Company or any other person from expressly agreeing to the liability for a Plan Participants' payment of any benefits under the Plan.

9.2-2   Unsecured General Creditor.   Participants of this Plan, and any Spouse, Dependents, heirs, successors, and assigns shall have no secured legal or equitable rights, interest or claims in any property or assets of Participating Company, nor shall they be beneficiaries of, or have any rights, claims or interests in any life insurance policies, annuity contracts or the proceeds therefrom owned or which may be acquired by Participating Company. Except as provided in Section 9.3, such policies, annuity contracts or other assets of Participating Company shall not be

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held under any trust for the benefit of any Participant, Spouse, Dependents, heirs, successors or assigns, or held in any way as collateral security for the fulfilling of the obligations of Participating Company under this Plan. Any and all of Participating Company's assets and policies shall be, and remain, the general, unpledged, unrestricted assets of Participating Company. Participating Company's obligation under the Plan shall be that of an unfunded and unsecured promise to pay money in the future.

9.3 Trust Fund

At its discretion, each Participating Company, jointly or severally, may establish one or more trusts, with such trustees as the Board may approve, for the purpose of providing for the payment of such benefits. Such trust or trusts may be irrevocable, but the assets thereof shall be subject to the claims of Participating Company's creditors. To the extent any benefits provided under the Plan are actually paid from any such trust, Participating Company shall have no further obligation with respect thereto, but to the extent not so paid, such benefits shall remain the obligation of, and shall be paid by, Participating Company.

9.4 Nonassignability

Neither a Participant of this Plan nor any other person shall have any right to sell, assign, transfer, pledge, anticipate, mortgage or otherwise encumber, hypothecate or convey in advance of actual receipt the amounts, if any, payable hereunder, or any part thereof, which are, and all rights to which are, expressly declared to be nonassignable and nontransferable. No part of the amount payable shall, prior to actual payment, be subject to seizure or sequestration for the payment of any debts, judgments, alimony or separate maintenance owed by a Participant or any other person, nor be transferable by operation of law in the event of a Participant's or any other person's bankruptcy or insolvency.

9.5 Payment to Guardian

If a Plan benefit is payable to a minor or a person declared incompetent or to a person incapable of handling the disposition of property, the Administrative Committee may direct payment of such Plan benefit to the guardian, legal representative or person having the care and custody of such minor or incompetent person. The Administrative Committee may require proof of incompetency, minority, incapacity or guardianship as he may deem appropriate prior to distribution of the Plan benefit. Such distribution shall completely discharge the Administrative Committee, the Compensation Committee and the Company from all liability with respect to such benefit.

9.6 Terms

In this Plan document, unless the context clearly indicates the contrary, the masculine gender will be deemed to include the feminine gender, and the singular shall include the plural.

9.7   Protective Provisions

A Participant shall cooperate with Participating Company by furnishing any and all information requested by Participating Company, in order to facilitate the payment of benefits hereunder, and by taking such physical examinations as Participating Company may deem necessary and taking such other action as may be requested by Participating Company.

9.8   Governing Law

The provisions of this Plan shall be construed and interpreted according to the laws of the State of Oregon, except as preempted by federal law.

9.9   Validity

If any provision of this Plan shall be held illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Plan shall be construed and enforced as if such illegal and invalid provision had never been inserted herein.

9.10   Notice

Any notice or filing required or permitted to be given to the Administrative Committee under the Plan shall be sufficient if in writing and hand delivered, or sent by registered or certified mail, to the Administrative Committee or the Secretary of Company. Notice, if mailed, shall be addressed to the principal executive offices of Company. Notice mailed to the Participant shall be at such address as is given in the records of the Company. Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification.

9.11   Successors

The provisions of this Plan shall bind and inure to the benefit of Participating Company and its successors and assigns. The term successors as used herein shall include any corporate or other business entity which shall, whether by merger, consolidation, purchase or otherwise, acquire all or substantially all of the business and assets of Participating Company, and successors of any such corporation or other business entity.

9.12   Not a Contract of Service

The terms and conditions of this Plan shall not be deemed to constitute a contract of service between a Participating Company and a Participant, and neither a Participant nor a Participant's Spouse or Dependent shall have any rights against a Participating Company except as may otherwise be specifically provided herein. Moreover, nothing in this Plan shall be deemed to give a Participant the right to be retained on the Board of a Participating Company nor shall it interfere with the Participant's right to terminate his directorship at any time.

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IN WITNESS WHEREOF, the Company has caused this instrument to be executed by its officers thereunto duly recognized, this ___19___ day of _____March_____ , 2003.

PORTLAND GENERAL ELECTRIC COMPANY

By: /s/Arleen N. Barnett
        Arleen N. Barnett
Its: Vice President

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